SF



20004710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2020

Washington DC
410

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK CAPITAL MANAGEMENT, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

754 CHESTNUT RIDGE ROAD

(No. and Street)

CHESTNUT RIDGE	NY	10977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN FLYNN VOLLARO CPAs, PC

(Name – *if individual, state last, first, middle name*)

534 BRODHOLLOW RD #302 MELVILLE	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, RABINDRA NATH ~~[redacted]~~ _BHATTACHARYA_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTROCK CAPITAL MANAGEMENT, INC. , as

of DECEMBER 31ST , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York County of Rockland

Subscribed and sworn before me on 02/25/2020 (Date)

_____
(Notary Signature)

Notary Public

_____
Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2019

TABLE OF CONTENTS

LEHMAN FLYNN VOLLARO PLLC
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD · SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA
MATHEW H. PERETZ, CPA
MATTHEW P. GEYER

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of Westrock Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. as of December 31, 2019, the related statements of comprehensive income, changes in stockholder's equity, , and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westrock Capital Management, Inc.'s management. Our responsibility is to express an opinion on Westrock Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westrock Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital, Schedule II-Computation for Reserve Requirements, Schedule III-Information Relating to Possession or Control Requirements has been subjected to audit procedures performed in conjunction with the audit of Westrock Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Westrock Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital, Schedule II-Computation for Reserve Requirements, Schedule III-Information Relating to Possession or Control Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Westrock Capital Management, Inc.'s auditor since 2015.

Melville, NY

February 25, 2020

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets:	
Cash and cash equivalents	$ 37,482
Due from Clearing Firm	16,266
Investment - securities owned at fair market value	1,750,499
Total current assets	1,804,247
Capitalized assets, net of accumulated depreciation and amortization of $203,136	-0-
Deposit held by clearing firm	15,000
Other assets	685
Total assets	$1,819,932

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and accounts payable	$ 9,204
Due to broker	894,780
Total liabilities	903,984
Stockholder's equity	
Capital stock – no par value, $250 stated value	
Authorized – 1,000 shares	
Issued and outstanding – 40 shares	10,000
Additional paid-in capital	146,976
Retained earnings	758,972
Total stockholder's equity	915,948
Total liabilities and stockholder's equity	$ 1,819,932

The accompanying notes are an integral part of these financial statements

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Commission and fees	$ 206,591
Commission – Mutual Fund Trailers	6,465
Interest and dividends	29,361
Other income	4,780
Net realized and unrealized gain/(loss) on investments	346,958
Total revenues	594,155
Expenses:	
Clearing and regulatory charges	45,416
Payroll and related expenses	14,113
Rent	48,000
Depreciation and amortization	7,360
Interest expense	61,666
Insurance	4,664
Travel	9,370
Professional fees	6,180
Office and other expenses	38,572
Total expenses	235,341
Net Income	$ 358,814

The accompanying notes are an integral part of these financial statements.

-4-

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Stock At Stated Value	Additional Paid – In Capital	Retained Earnings	Total
Balance, January 1, 2019	$10,000	$146,976	$458,321	$615,297
Stockholders' contributions	-	-	-	-
Stockholders' distributions	-	-	(58,163)	(58,163)
Net Income	-	-	358,814	358,814
Balance, December 31, 2019	$10,000	$146,976	$758,972	$915,948

The accompanying notes are an integral part of these financial statements

-5-

Cash flows from operating activities:	
Net Loss	$ 358,814
Adjustments to net income:	
Depreciation and amortization	7,360
Changes in assets and liabilities:	
Due from broker	(5,055)
Accrued expenses and accounts payable	(10,478)
Investments at fair market value, net	(439,077)
Due to broker	124,580
Net cash provided by operating activities	36,144
Cash flows from investing activities:	- 0-
Cash flows from financing activities:	
Shareholders' distributions	(58,163)
Net cash used in financing activities	(58,163)
Net change in cash and cash equivalents	(22,019)
Cash and cash equivalents, beginning of year	59,501
Cash and cash equivalents, end of year	$ 37,482
Supplemental Disclosures:	
Interest paid	$61,666
Income taxes paid	50

The accompanying notes are an integral part of these financial statements

Note 1 – Business Description

Westrock Capital Management, Inc., an S Corporation, was incorporated in the State of New York on July 1, 1996. Westrock is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Westrock's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 – Summary of Significant Accounting Policies and Adoption of New accounting Standard

The majority of Westrock's revenue is recognized at a point in time based on the transfer of ownership of securities. The adoption of this ASU did not have a significant impact on Westrock's financial statements. Westrock's revenue arrangements generally consist of single performance obligation to transfer promised securities. Based on Westrock's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of this adoption.

Cash and Cash Equivalents

For purposes of the statement of cash flows Westrock considers all highly liquid debt instruments with maturity of three months or less to be a cash equivalent.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*, which requires a lessee to recognize assets and liabilities on the balance sheet for operating leases and changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance. In July 2018, the FASB also issued ASU 2018-11, *Leases (Topic 842): Targeted Improvements*, which permits entities to continue applying legacy guidance in ASC Topic 840, *Leases* ("ASC 840"), including its disclosure requirements, in the comparative periods presented in the year that the entity adopts the new leasing standard. Under this transition method, the cumulative effect of initially applying ASC 842 is recognized as an adjustment to the opening balance of retained earnings or accumulated deficit at the beginning of the annual reporting period that includes the date of initial application. The new standard became effective for annual reporting periods beginning after December 15, 2018.

Short-term lease exemption for lessees as discussed in ASC 842-20-25-2 is a lease which a lessee may elect not to apply the recognition requirements of ASC 842. This election should be made by class of underlying asset. If a lessee chooses to elect this short-term lease measurement and recognition exemption, it should recognize the lease payments in on a straight-line basis over the lease term.

The ASC 842 Glossary defines a short-term lease: A lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment
Capitalized assets are recorded at costs and depreciated over their estimated useful lives using accelerated methods.

Revenue Recognition
Securities owned are recorded at fair value based on quoted market prices. Securities transactions and related clearing expenses are recorded on the trade date basis. Unrealized and realized gains and losses are reported on a net basis. See Note No. 3 - Revenue from Contracts with Customers

Method of Accounting
The financial statements have been prepared on the accrual basis of accounting

Subsequent Events
ASC 855 Subsequent Events sets forth general accounting disclosure requirements for events that occur subsequent to the balance sheet date but before Westrock's financial statements are issued. Westrock has evaluated events through **February 25, 2019**, the date the financial statements were available to be issued.

New Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Westrock adopted the new standard effective January 1, 2019 the first day of Westrock's fiscal year using the modified retrospective approach.

Note 3 - Revenue from Contracts with Customers

Significant Judgments
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source:
Revenue from contracts with customers:

Commissions:

Brokerage commissions	$206,591
Total revenues from contracts with customers	$206,591

Contract assets and liabilities

Contract assets or liabilities exist when revenue is recognized over time. Westrock does not have any contract assets or liabilities at December 31, 2019.

Performance obligations

Brokerage commissions: Westrock derives its revenues primarily from buying and selling securities on behalf of its customers based on quoted market price. Each time a customer enters into a buy or sell transaction, Westrock charges a commission. Commissions and related clearing expenses are recorded on the trade date basis. Westrock believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Costs to Obtain or Fulfill a contract with a customer

Westrock's costs to obtain revenues are mainly clearing costs charged by the clearing firm (AXOS Clearing). These costs are expensed immediately as there are no performance obligations created for future events.

Note 4 – Clearing Agreements

In September 2015, Westrock entered into a clearing agreement with AXOS Clearing, Inc. (previously COR Clearing) to carry the customer's accounts of its trading business, including the cash and margin accounts, to clear all transactions on a fully disclosed basis.

Note 5 – Investments

Westrock's investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2019, investments consist of the following:

	2019
Equity securities	$1,750,499

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities Westrock has the ability to assess.

Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2019, Westrock's investments are classified as follows based on fair values:

Category	2019 Fair Value
Level 1	$1,750,499
Level 2	$ - 0 -
Level 3	$ - 0 -
Total	$1,750,499

Note 6 – Capitalized Assets

At December 31, 2019, capitalized assets consist of the following:

Leasehold improvements	$111,352
Furniture and equipment	91,784
	203,136
Less: accumulated depreciation and amortization	203,136
	$ - 0 -

Depreciation and amortization expenses for the year ended December 31, 2019 is $7,360.

Note 7 – Net Capital Requirements

As a member of the Financial Industry Regulatory Authority, Inc. Westrock is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2019, the corporation's ratio of aggregate indebtedness to net capital was 1.60% and its excess net capital was $568,476 compared with a net capital requirement of $5,000.

Note 8 – Income Taxes

Westrock has elected to be treated as an "S" corporation for Federal and State income tax purposes. Under the provisions of Subchapter S, Westrock does not pay federal corporate income taxes on its taxable income. Corporate income or loss is included in the shareholders' individual income tax return. The statute of limitation for examination by Internal Revenue Service and New York State for the federal and state tax returns has expired for tax years before 2016.

Note 9 – Commitments and Contingencies

Westrock entered to a short-term lease agreement to a lease a space, owned by Westrock's shareholders. located at 754 Chestnut Ridge, New York 10977 on a yearly basis. Lease is subject to cancellation with 60 days' notice to Westrock and respected authorities. The annual rent expense for 2019 was $48,000. The ASC 842 defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise Accordingly, Westrock has elected to apply short-term lease exemption as described in ASC 842-20-25-2 and took the position not to apply the recognition requirements of ASC 842.Since it is operating lease does not meet the definition of a finance lease; capitalization of lease is not applicable per ASC 842 and as such Westrock will not recognize Lease assets and liabilities on the balance sheet.

Note 10 – Concentrations

Westrock maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. Westrock has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. During 2019, Westrock provided services to 10 major customers, resulting in revenues of approximately 90% of Westrock's total revenues

Note 11 – Off Balance Sheet Risk

Pursuant to a clearance agreement, Westrock introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, Westrock has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by Westrock and must maintain, at all times, a clearing deposit of not less than $15,000. In accordance with industry practice and regulatory requirements, Westrock and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, Westrock's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose Westrock to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and Westrock has to purchase or sell the financial instrument underlying the contract as a loss.

Note 12 - Customer Complaint

On April 16 2019, one of Westrock's customers placed a sell order. Few days later, customer changes his mind and asked the broker (Robin Bhattacharya) to bust the trade which the broker declined. Amount involved is approximately $7,900. Customer has filed a formal complaint with FINRA dispute resolution on January 31,2020.

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Total stockholders' equity from Statement of Financial Condition	$ 915,948
Total non-allowable assets from Statement of Financial Condition	(685)
Haircuts on firm investments including undue concentrations	(341,787)
Net capital	$ 573,476
Minimum net capital required on aggregate indebtedness (6 2/3% of aggregate indebtedness)	$ 614
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 568,476
Total A.I. liabilities from Statement of Financial Condition	$ 9,204
Ratio: Aggregate indebtedness to net capital	1.60%

See Report of Independent Registered Public Accounting Firm

WESTROCK CAPITAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(X-17A-5)
DECEMBER 31, 2019

	Focus Report- Part IIA Period ended December 31, 2019	Adjustments	Annual Financial Statements at December 31, 2019
Computation of net capital:			
Total stockholders' equity from Statement of Financial Condition	$ 915,948	$ -	$ 915,948
Less: Total non-allowable assets from Statement of Financial Condition	685	-	685
Less: Haircuts on firm investments including undue concentrations	341,787	-	341,787
Net capital	$ 573,476	$ -	$ 573,476

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION
AS OF DECEMBER 31, 2019

Westrock is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. Westrock has all customer transactions cleared through another broker-dealer on a fully disclosed basis. Westrock was in compliance with the conditions of the exemption as of December 31, 2019.

SCHEDULE III

WESTROCK CAPITAL MANAGEMENT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Westrock is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. Westrock does not carry securities accounts for customers or perform custodial functions relating to customer securities. Westrock was in compliance with the conditions of the exemption as of December 31, 2019.

LEHMAN FLYNN VOLLARO PLLC
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD · SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA
MATHEW H. PERETZ, CPA
MATTHEW P. GEYER

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of Westrock Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Affirmation of Exemption Declaration Certification, in which (1) Westrock Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westrock Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Westrock Capital Management, Inc. stated that Westrock Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westrock Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westrock Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

[signature]

Melville, NY
February 25, 2020

AFFIRMATION OF EXEMPTION DECLARATION CERTIFICATION

Westrock Capital Management is claiming an exemption from Rule 15c3-3 based on the exemptive provision (k) (2) (ii) under Securities Exchange Act of 1934 as all customer transactions are cleared through AXOS Clearing a clearing firm on a fully disclosed basis. Westrock operates under the "(k)(2)(ii)" exemption of this Rule, because it meets the following condition:

The broker-dealer is an introducing broker-dealer who clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer (AXOS Clearing), and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Westrock's associated persons are required to fully understand and comply with the following (under SEA Rules 17a-3 and 4):

- Checks made payable to the clearing firm (AXOS Clearing) received from clients should be forwarded promptly to the proper processing area which will forward them to the clearing firm (or product sponsor) after logging them in the Checks Received and Delivered Blotter. In the event a check made payable to Westrock is received from a client, it must be recorded in the Checks Received and Delivered Blotter before being returned promptly to the client with written instructions on how to properly remit payment.
- Accepting cash from a client is not permitted. In the event cash is mistakenly received from a customer, it must be recorded in the Cash Received Blotter before being returned promptly to the client with written instruction on how to properly remit payment and Westrock's policy to not receive cash. Westrock's AML procedures manual should be consulted for additional procedures, if any.
- Checks in payment of customer transaction may not be written on a Registered Representative's own personal or business account;
- In the event securities are received from a customer, they must be logged into the Securities Received and Delivered Blotter and promptly returned to the client with instructions on sending certificates to the clearing firm.
- With regard to redeeming securities, there may not be a sharing in the profits and losses of a client or an agreement to purchase a security from a client at some future date; and
- Misappropriation, stealing, or conversion of customer funds is prohibited and constitutes serious fraudulent and criminal acts. Examples of such acts include unauthorized wire or other transfers in and out of customer accounts, borrowing customer funds, converting customer checks that are intended to be added or debited to existing accounts, or taking the cash values of insurance contracts or other liquidation values of securities belonging to customers.

Westrock met the exemption provision through-out the entire fiscal year 2019 without any exception.

Signature: _____ **Date:** 2/25/20 20

Title: Managing Partner

LEHMAN FLYNN VOLLARO PLLC
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA
MATHEW H. PERETZ, CPA
MATTHEW P. GEYER

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management of Westrock Capital Management, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Westrock Capital Management, Inc. and the SIPC, solely to assist you and SIPC in evaluating Westrock Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Westrock Capital Management, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Westrock Capital Management, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Westrock Capital Management, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, NY

February 25, 2020

WESTROCK CAPITAL MANAGEMENT, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2019

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment	$326.75
Less Payments Made with SIPC-6 (Paid July 17, 2019)	(116.40)
Made with SIPC-7 (Paid January 15, 2020)	(210 35)
Total Assessment Balance or (Overpayment)	$ 0-

Total Revenue $ 594,155

Additions:
  1-Revenues from the securities business of subsidiaries and predecessors not included above   -
  2-Net loss from principal transactions in securities in trading accounts   -
  3-Net loss from principal transactions in commodities in trading accounts   -
  4-Interest and dividend expense deducted in determining total revenue   -
  5-Net loss from management of or participation in the underwriting or distribution of securities   -
  6-Expenses other than advertising, printing, registration fees and legal fees deducted in determining
  net profit from management of or participation in in underwriting or distribution of securities   -
  7-Net loss from securities in investment accounts   -
          Total additions   594,155

Deductions:
  1-Revenues from the distribution of shares of a registered open end-Investment company
  or unit investment trust, from the sale of variable Annuities, from the business of insurance,
  from investment advisory services rendered to registered investment companies or insurance
  company separate accounts, and from transactions in security future products   -
  2-Revenue from commodity transactions   -
  3-Commissions, floor brokerage and clearance paid to other SIPC members
  in connection with securities transactions   -
  4- Reimbursements for postage in connection with proxy solicitation   -
  5- Net gain from securities in investment accounts   346,958
  6- 100% of commissions and markups earned from transactions in (i) certificates of deposit
  and (ii) Treasury bills, bankers' acceptances or commercial paper that mature nine months
  or less from issuance date.   -
  7- Direct expenses of printing advertising and legal fees incurred in connection with other revenue
  related to the securities business (revenue defined by Section 16(9)(L) of the Act   -
  8- Other revenue not related either directly or indirectly to the securities business   -
  9- (i) Total interest and dividend expense but not in excess of
        total interest and dividend income   29,361
     (ii)40% of margin interest earned on customers securities accounts   -
     Greater of (i) or (ii)   29,361
          Total deductions   376,319

SIPC Net Operating Revenues   217,836

General Assessment @ .0015 $ 326.75